April 1, 2011

VIA EDGAR
Mr. Justin Dobbie
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:          SCG Financial Acquisition Corp.
Amendment No.2 to Registration Statement on Form S-1
Filed March 24, 2011
File No. 333-172085

Dear Mr. Justin Dobbie:

SCG Financial Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 31, 2011 regarding our Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 24, 2011. A marked version of Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is enclosed herewith reflecting all changes to the Registration Statement. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Prospectus Cover Page

1.           Please revise the cover page to remove the term sole bookrunning manager.

We have revised the cover page to remove “sole bookrunning manager.”

Summary, page 1

Conditions to consummating our initial business combination, page 10

2.
We note your response to our prior comment 8 and reissue. We note your disclosure that “[w]e will consummate our initial business combination only if we will become the majority (50.1%) stockholder of the target or are otherwise not required to register as an investment company under the Investment Company Act of 1940.” We note that the Investment Company Act carve out language permits different control conditions. Please revise to provide enough detail such that an investor can understand the types of business combination transactions that will and will not satisfy these control conditions. Please also revise the prospectus throughout accordingly.

We have revised the disclosure to remove the Investment Company Act carve out.  As disclosed, we will consummate our initial business combination only if we (or any entity that is a successor to us in a business combination) will become the majority (50.1%) stockholder of the target.

Risk Factors, page 20

3.
We note your disclosure in the second paragraph on page 3 that you are “not prohibited from partnering, submitting joint bids, or entering into any similar transaction with [your] sponsor, or an affiliate of [your] sponsor, in the pursuit of an initial business combination.” Please revise to provide a separate risk factor addressing the risks that may arise from any such arrangement including, but not limited to, any risks that may arise from potential conflicts of interest.

We have added the risk factor as requested on page 37.

Management’s Discussion and Analysis of Financial Condition, page 55

Liquidity and Capital Resources, page 56

4.
We note your response to our prior comment 7 and reissue in part. We note your disclosure in the fifth paragraph on page 57 that “if... the amount of interest available to us from the trust account is less than $1.25 million as a result of the current interest rate environment, we may have insufficient funds available to operate our business prior to our initial business combination.” Please reconcile this disclosure with the remainder of the Liquidity and Capital Resources section which indicates that the receipt of $400,000 of interest income may be sufficient to operate your business prior to your initial business combination.

We have revised the disclosure on page 59 for consistency.

Proposed Business, page 60

Business Strategy, page 60

5.
We note your disclosure in the first paragraph of “[o]ver Mr. Sachs tenure, Deerfield’s relative value hedge fund generated net annualized returns from March 2001 to November 2007 of approximately 7.2% and Deerfield’s synthetic options hedge fund generated net annualized returns of approximately 7.1 % from October 1993 to November 2007.” Please revise to add balancing language that you, or an entity acquired through a business combination transaction, may not experience similar annualized returns. Please also tell us, with a view towards revised disclosure, if the returns achieved by these two hedge funds is representative of the returns achieved by all Deerfield funds overseen by Mr. Sachs during his tenure.

We have revised the disclosure as requested.

Exhibit Index

6.
We note your disclosure that Exhibit 10.7 was “previously filed” but we were unable to locate Exhibit 10.7 in your filing history. Please confirm that you will file Exhibit 10.7 in a subsequent amendment or advise.

We have filed Exhibit 10.7 with this Amendment No. 3.

Exhibit 5.1

7.
We note your response to our prior comment 13 and reissue in part. Please confirm that you will refile the executed version of the opinion dated on or about the date of effectiveness of the registration statement.

Counsel does not plan to refile its 5.1 opinion on or about the date of effectiveness.  We note the following: (i) we have filed a signed version of our 5.1 opinion with this Amendment No. 3 and (ii) the opinion refers to laws, rules and regulations as of the date of the opinion (April 1, 2011) and as of the effective date.

8.
We note your response to our prior comment 14 and reissue. Please delete the final sentence of the fourth paragraph, or alternatively, include a carve out for the laws of the States of Delaware and New York.

Counsel has revised the 5.1 opinion as requested and refiled.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses.  Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

SCG FINANCIAL ACQUISITION CORP.

By:	/s/ Gregory H. Sachs
Gregory H. Sachs
Chairman, Chief Executive Officer and President

cc: Ellenoff Grossman & Schole LLP